Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

July 13, 2023

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	First Wave BioPharma, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-272404)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Roth Capital Partners, LLC, as placement agent, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 5:00 p.m. (Eastern time) on Thursday, July 13, 2023, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that it is aware of its obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

[Signature Page Follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC,

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	President & Head of Investment Banking